UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-6 or 15d-16 of
The Securities Exchange Act of 1934

February 10, 2004

SKF
(Exact name of registrant as specified in its charter)

Hornsgatan 1 Goteborg, Sweden
(Address of principal executive offices)

000-13722
(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  / x /        Form 40-F  /   /

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  /   /        No  / x /

Press release

SKF Year-end report 2003

SKF reports increased sales, measured in local currencies, compared to 2002 both for the fourth quarter and for the full year. The operating margin, excluding restructuring expenses and impairments of MSEK 487, reached 10.3% for the fourth quarter and 9.2% for the full year. Cash flow was also strong both in the fourth quarter and for the full year. SKF outperformed the market in a number of customer segments during the year. The Board proposes a dividend increase of 25% to SEK 10.00.
  The SKF Group reports a profit before taxes for the fourth quarter 2003 of MSEK 479 (979), and, excluding restructuring expenses and impairments, MSEK 966. The profit for the full year 2003 was MSEK 2 793 (3 542), and, excluding restructuring expenses and impairments in the fourth quarter, MSEK 3 280.
  Net profit for the fourth quarter 2003 was MSEK 405 (719). Net profit for the full year 2003 was MSEK 2 039 (2 466).
  Earnings per share for the fourth quarter 2003 were SEK 3.56 (6.34). Earnings per share for the full year 2003 were SEK 17.91 (21.67).
  Net sales for the fourth quarter 2003 was MSEK 10 245 (10 665). Net sales for the full year 2003 was MSEK 41 377 (42 430).

The operating profit for the fourth quarter 2003 was MSEK 569 (1 121) and, excluding restructuring expenses and impairments, MSEK 1 056. The figure for the full year 2003 was MSEK 3 299 (4 022) and, excluding restructuring expenses and impairments in the fourth quarter, MSEK 3 786.

The operating margin for the fourth quarter 2003 was 5.6% (10.5), and, excluding restructuring expenses and impairments, 10.3%. The operating margin for the full year 2003 was 8.0% (9.5), and, excluding restructuring expenses and impairments in the fourth quarter, 9.2%.

Cash flow, after investments before financing, for the fourth quarter 2003 was MSEK 812 (559),

and for the full year 2003 MSEK 2 351 (2 644).

The decrease in net sales for the fourth quarter 2003 compared to the fourth quarter 2002 was attributable to: structure 0.3%, volume 3.1%, price/mix 0.1% and currency effect -7.4%.

A comparison between the full years shows: structure 0.3% volume 4.2%, price/mix 0.7% and currency effect -7.7%.

Sales development

Total sales, calculated in local currencies, for the SKF Group were up 3.5% in the fourth quarter and 5.2% for the full year. In Europe sales were unchanged in the fourth quarter 2003 compared to the same period last year. For the full year sales were slightly up. In North America sales were slightly lower for the fourth quarter but unchanged for the full year. In Asia sales were significantly higher for both the fourth quarter and the full year.

Outlook

The market demand for the Group's products and services is expected to improve during the first quarter 2004. In Europe it is expected to be slightly higher, while it will remain relatively flat in North America. Demand is expected to increase significantly in both Asia and Latin America.

Manufacturing will, as is normal during the first half of the year, be increased slightly ahead of market demand to ensure a good service level throughout the summer period.

The Group's financial net for the fourth quarter 2003 was MSEK -90 (-142) and for the full year 2003 MSEK -506 (-480). The lower level for the fourth quarter was mainly due to foreign exchange gains. Interest-bearing loans at year-end totalled MSEK 1 618 (2 409) while provisions for post-employment benefits amounted to MSEK 7 885 (1. At year-end, the Group had financial assets of MSEK 6 814 (1, including short-term financial assets of MSEK 6 342 (5 530).

Additions to tangible assets for the fourth quarter 2003 totalled MSEK 520 (471), and for the full year MSEK 1 379 (1 442). Of the Group's total additions to tangible assets, approximately MSEK 70 (76) were invested in measures to improve the environment both internally and externally. Depreciation according to plan was MSEK 1 505 (1 588).

In December 2003, SKF's equity to assets ratio was 43,1%, which is above the average objective for this ratio which is 35%.

Three acquisitions were made in 2003: Scandrive Control AB, Rolling Stock Supply & Service Pty Ltd. and BFW Coupling Services Ltd. The acquisitions price for the three companies was MSEK 82 and total number of employees at acquisition 58.

Compared with the year 2002, exchange rates for the full year 2003, including the effects of translation and transaction flows, had a negative effect on SKF's operating profit of MSEK 790. In the fourth quarter 2003, the corresponding negative effect was 150 MSEK. For the first quarter 2004 the estimated negative effect is MSEK 120 and for the full year 2004, based on current assumptions and exchange rates, is estimated to MSEK 500.

Expenditure for research and development was MSEK 750 (767), which was 1.8% (1.8) of sales in 2003. Expenditure for research and development does not include expenditure for IT solutions and customized solutions. The number of first filings of patent applications was 151. The number in 2002 was 158.

The average number of employees for the year 2003 was 37 632 (38 609) and the registered number of employees at the end of the year was 38 700 (39 739).

At the end of December 2003, the Group's inventories amounted 20.4% (21.2) of annual sales. The return on capital employed for the 12-month period ended December 31, 2003 was 14.2% (17.1). Return on equity was 13.6% (15.6).

During the year, the Group decided that all the factories within SKF should be certified according to the health and safety management standard OHSAS 18001 before the end of 2005. Recent acquisitions will be handled according to a separate programme.

SKF has applied the new accounting principles for 2003 "Employee benefits" and "Segment reporting" in accordance with Swedish GAAP and IFRS.

Dividend policy and pension obligations

Based on the SKF Group's steady financial performance the Board of AB SKF has decided to change the dividend policy and to fund certain pension obligations.

New dividend policy

SKF's dividend policy is based on the principle that the dividend should be adapted to the trend of earnings and cash flow, taking into account the Group's development potential and financial position. The Board of Directors' view is that the dividend should amount to approximately one half of SKF's average net profit calculated over a business cycle.

In the previous policy the dividend amounted to one third.

(1No comparable figure exist for 2002. "Employee benefits" was implemented as of January 1, 2003.

Funding of pension obligations

The Board has decided to establish pension foundations to fund approximately MSEK 3 000 of the pension obligations in Germany and Sweden, which are included in the total provisions for post-employment benefits of MSEK 7 885. This would mean that the financial assets used for this purpose would be netted against the corresponding provisions for post-employment benefits in the balance sheet. Funded obligations would have a slightly positive effect on SKF's profitability and key ratios.

Restructuring expenses and impairments

During the fourth quarter 2003 the cost for restructuring expenses was MSEK 282 and impairments was MSEK 205, which amounted to MSEK 487. MSEK 421 against cost of goods sold and MSEK 66 against selling and administrative expenses. They are related to the closure of the factories in Franklin in USA (Automotive Division), Thomery in France (Electrical Division) and the restructuring of Ovako Steel. In addition to these major activities, some smaller activities were also decided during the quarter. The details of how they affect the Divisions' result is shown in the different division reports.

Divisions

Comments on sales per geographical region are based on local currencies and compared to the corresponding period for 2002.

Industrial Division

The operating result for the fourth quarter 2003 amounted to MSEK 373 (457), resulting in an operating margin of 9.7% (11.6) on total sales (sales and deliveries to external and internal customers). The operating result for the full year 2003 amounted to MSEK 1 434 (1 625), resulting in an operating margin of 9.3% (10.4) on total sales. The result has been affected by restructuring expenses and impairments amounting to MSEK 48 in the fourth quarter. The operating result for the full year, excluding these items, would have been MSEK 1 482 with an operating margin of 9.7%.

External sales for the fourth quarter 2003 amounted to MSEK 2 336 (2 397), a decrease of 2.5%. External sales for the full year 2003 amounted to MSEK 9 714 (9 742), a decrease of 0.3%. Total sales for the fourth quarter were MSEK 3 849 (3 952) and for the full year MSEK 15 343 (15 650).

Sales in Europe were relatively unchanged for both the fourth quarter and full year. In North America sales were higher for the fourth quarter and significantly higher for the full year. Sales in Asia were significantly higher for both the fourth quarter and the full year.

Growth was good and ahead of market development for SKF's sales to wind turbine manufacturers during the year. SKF participated actively during the year in the development of new megawatt turbines, mainly for the on- and offshore wind-energy business. SKF was deeply involved with Vestas Wind Systems, the globally leading manufacturer of wind turbines, in the early design stage of their new wind turbines which improve cost efficiency per MWh.

During the year Scandrive Control AB, the leading Swedish manufacturer of integrated servo gears for the printing industry, was acquired. SKF also acquired Rolling Stock Supply & Service Pty Ltd., the leading railway bearing service company in Australia.

Automotive Division

The operating result for the fourth quarter 2003 amounted to MSEK 3 (93), resulting in an operating margin of 0.1% (2.6) on total sales. The result for the full year 2003 amounted to MSEK 434 (523), resulting in an operating margin of 3.0% (3.5) on total sales. The result has been affected by restructuring expenses and impairments amounting to MSEK 74 in the fourth quarter. The operating result for the full year, excluding these items, would have been MSEK 508 with an operating margin of 3.5%.

External sales for the fourth quarter 2003 amounted to MSEK 3 110 (3 228), a decrease of 3.7%. External sales for the full year 2003 amounted to MSEK 13 108 (13 483), a decrease of 2.8%. Total sales for the fourth quarter were MSEK 3 451 (3 567) and for the full year MSEK 14 535 (14 930).

Sales to the car and light truck industry in both Europe and North America were unchanged for the fourth quarter but higher for the full year.

Sales to the heavy truck industry in Europe were higher both in the fourth quarter and for the full year. In North America, they were significantly higher in the fourth quarter but significantly lower for the full year.

Sales to the vehicle service market in Europe were the same in the fourth quarter but higher for the full year. Sales in North America were significantly higher both in the fourth quarter and for the full year. In Asia, sales were the same both in the fourth quarter and for the full year.

In the fast-growing market in China, SKF gained the wheel hub bearing units business for the Ford Mondeo during the year in addition to supplying other major manufacturers operating joint venture in China. To further support these customers the CR China factory in Wuhu was inaugurated in November, 2003.

Through its subsidiary, Chicago Rawhide, SKF is a leading supplier of seals for front crankshaft modules and has now introduced the fourth generation of PTFE technology in this application. This helped SKF to win a major contract for both front and rear crankshaft seals for a new diesel engine to be released in mid 2005.

Electrical Division

The operating result for the fourth quarter 2003 amounted to MSEK -46 (141), resulting in an operating margin of -2.8% (8.3) on total sales. The result for the full year 2003 amounted to MSEK 215 (419), resulting in an operating margin of 3.3% (6.2) on total sales. The result has been affected by restructuring expenses and impairments amounting to MSEK 134 in the fourth quarter. The operating result for the full year, excluding these items, would have been MSEK 349 with an operating margin of 5.4%.

External sales for the fourth quarter 2003 amounted to MSEK 445 (479), a decrease of 7.1%. External sales for the full year 2003 amounted to MSEK 1 856 (1 935), a decrease of 4.1%. Total sales for the fourth quarter were MSEK 1 615 (1 693) and for the full year MSEK 6 486 (6 708).

Sales in Europe were lower in the fourth quarter, but the same for the full year. Sales in Asia were higher both in the fourth quarter and for the full year.

Production of deep groove ball bearings was started early in the year in a new SKF factory in Shanghai. The customer groups for these bearings are within the electrical industry, where high quality is required to support Chinese local demand as well as exports.

New business was gained in the growing application area of electric-power steering systems, and also from the producers of electric motors for washing machines such as ACC and Emerson Ceset.

Service Division

The operating result for the fourth quarter 2003 amounted to MSEK 431 (426), resulting in an operating margin of 11.1% (10.5) on total sales. The result for the full year 2003 amounted to MSEK 1 420 (1 418), resulting in an operating margin of 9.7% (9.4) on total sales. The result has been affected by restructuring expenses and impairments amounting to MSEK 45 in the fourth quarter. The operating result for the full year, excluding these items, would have been MSEK 1 465 with an operating margin of 10.0%.

External sales for the fourth quarter 2003 amounted to MSEK 3 508 (3 644), a decrease of 3.7%. External sales for the full year 2003 amounted to MSEK 13 111 (13 501), a decrease of 2.9%. Total sales for the fourth quarter were MSEK 3 888 (4 061) and for the full year MSEK 14 643 (15 040).

Sales in Western Europe were slightly higher in the fourth quarter but unchanged for the full year. Sales to Central and Eastern Europe and in Asia were significantly higher both in the fourth quarter and for the full year. Sales in North America were significantly lower in the fourth quarter and also lower for the full year. Sales to Latin America were significantly higher both in the fourth quarter and for the full year.

DEI, the Aberdeen-based branch of SKF Reliability Systems, was awarded a contract for the provision of condition-monitoring services to Sigma 3, a joint venture serving the North Sea interests of Shell Exploration and Production.

In 2003, the Division launched a global programme to address the changing market needs and to strengthen its core Industrial Distribution business. Called "More with SKF," the programme helps create a long-term sustainable business model and development process for the SKF distributors.

SKF's e-business, based on endorsia.com and PTplace.com, increased in number of order lines by nearly 30% in 2003 as global implementation continued to expand.

Three major supplier awards were received in the year in recognition of outstanding logistic and technical support; from Siemens in Germany, from Mondi in South Africa and from Cagill in Turkey.

Aero and Steel Division

The operating result for the fourth quarter 2003 amounted to MSEK -234 (60), resulting in an operating margin of -16.3% (3.9) on total sales. The result for the full year 2003 amounted to MSEK -167 (213), resulting in an operating margin of -2.8% (3.4) on total sales. The result has been affected by restructuring expenses and impairments amounting to MSEK 242 in the fourth quarter. The operating result for the full year, excluding these items, would have been MSEK 75 with an operating margin of 1.2%.

External sales for the fourth quarter 2003 amounted to MSEK 837 (906), a decrease of 7.6%. External sales for the full year 2003 amounted to MSEK 3 551 (3 741), a decrease of 5.1%. Total sales for the fourth quarter were MSEK 1 435 (1 558) and for the full year MSEK 6 016 (6 321).

Orders were received for prototypes for main shaft and gearbox bearings involving the GE-Pratt Alliance and the Rolls-Royce engines for the A380 programme.

The helicopter business remained strong throughout the year. The new XLNT bearing produced by Ampep Plc., a subsidiary in UK, has been widely accepted by the helicopter industry. Ampep is the first company to successfully incorporate ceramic coating into self-lubricating bearings.

Ovako Steel reported external sales of MSEK 1 660 (1 579). Total sales were MSEK 2 956 (2 963). The operating result was MSEK -307 (20). The result has been affected by restructuring expenses and impairments amounting to MSEK 230 in the fourth quarter. Excluding these items the operating result for the full year would have been MSEK -77 with an operating margin of -2.6%.

The result in 2003 was adversely affected by a sharp increase in the cost of raw materials, especially steel scrap, a continued weak demand for steel and a negative currency effect. Price increases and surcharges were implemented during the year in order to offset some of the steady increase in raw material prices.

Towards the end of the year, Ovako Steel launched the Ovahyd™ steel grade - a new variant of the Ovatec™ air-hardening steel - for exacting hydraulic applications.

Sale of shares

During the month of January 2004 SKF sold its 40% holding in Momentum, a Swedish industrial distributor, for MSEK 88. The deal is expected to be concluded during the first quarter of 2004 and the capital gain is estimated to MSEK 20.

Stock option programme

The Board decided that there will not be a stock option programme for 2004.

Previous Outlook statement

The Nine-month report 2003:

The market demand for the Group's products and services is expected to improve slightly during the fourth quarter, with demand in Europe unchanged, higher in North America and significantly higher in Asia.

Manufacturing will be increased in line with market demand to maintain a high service level.

Overhead presentation from SKF

An overhead presentation will be published on SKF's website at the following address: www.skf.com/portal/skf/home/investors (choose Presentations)

Cautionary statement

This report contains forward-looking statements that are based on the current expectations of the management of SKF. Although management believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those implied in the forward-looking statements as a result of, among other factors, changes in economic, market and competitive conditions, changes in the regulatory environment and other government actions, fluctuations in exchange rates and other factors mentioned in SKF's latest 20-F report on file with the SEC (United States Securities and Exchange Commission) under "Forward-Looking Statements" and "Risk Factors".

Göteborg, January 27, 2004

Aktiebolaget SKF

(publ.)

Tom Johnstone

President and CEO

Enclosures:

Consolidated financial information

Consolidated balance sheets

Consolidated statements of cash flow

Consolidated financial information - yearly and quarterly comparisons (Group and Divisions/Segments)

The consolidated financial statements of the Group and the Parent company of AB SKF are prepared in accordance with accounting principles generally accepted in Sweden. For further details see note 1 in the SKF Annual Report incl. Sustainability Report 2002. As of January 1, 2003 SKF implemented RR 29 "Employee Benefits" and RR25 "Segment Reporting". For further information, see SKF First quarter report 2003.

The report has not been audited by the Company's auditors.

The SKF Annual Report including Sustainability Report 2003 will be published on Wednesday March 17, 2004 and will be available at the Company as of that day.

The SKF's report on the First-quarter result 2004 will be published on Tuesday, April 20, 2004.

Further information can be obtained from:

Lars G Malmer, Group Communication, tel: +46-31-3371541, +46-705-371541, e-mail: lars.g.malmer@skf.com

Marita Björk, Investor Relations, tel: +46-31-3371994, +46-705-181994, e-mail: marita.bjork@skf.com

Aktiebolaget SKF, SE-415 50 Göteborg, Sweden, company reg.no. 556007-3495,

tel: +46-31-3371000, fax: +46-31-3372832, http://www.skf.com/

Enclosure 1

CONSOLIDATED FINANCIAL INFORMATION (MSEK)
	Oct-Dec 2003	Oct-Dec 2002	Jan-Dec 2003	Jan-Dec 2002

Net sales	10 245	10 665	41 377	42 430
Cost of goods sold	-8 029	-7 891	-32 022	-31 844

Gross profit	2 216	2 774	9 355	10 586

Selling and administrative expenses	-1 637	-1 732	-6 175	-6 636
Other operating income/expenses - net	-15	69	100	40
Result of associated companies	5	10	19	32

Operating profit	569	1 121	3 299	4 022

Operating margin, %	5.6	10.5	8.0	9.5

Financial income and expenses - net	-90	-142	-506	-480

Profit before taxes	479	979	2 793	3 542

Taxes	-62	-252	-698	-1 055

Profit after taxes	417	727	2 095	2 487

Minority interest	-12	-8	-56	-21

Net profit	405	719	2 039	2 466

Earnings per share after tax, SEK	3.56	6.34	17.91	21.67

Diluted earnings per share after tax, SEK	3.56	6.34	17.91	21.67

Additions to tangible assets	520	471	1 379	1 442

Number of employees registered	38 700	39 739	38 700	39 739

Return on capital employed for the 12-month period ended December 31, %	14.2	17.1	14.2	17.1

Number of shares*	December 31, 2003	December 31, 2002

Total number of shares	113 837 767	113 837 767
- whereof A-shares	21 372 327	32 383 377
- whereof B-shares	92 465 440	81 454 390

* Since the decision was taken to insert a share conversion right of A-shares to B-shares at SKF's Annual General Meeting on April 18, 2002, 27 884 005 A-shares has been converted to B-shares.

Enclosure 2

CONSOLIDATED BALANCE SHEETS (MSEK)
	December 2003	December 2002**

Intangible assets	1 588	1 855

Tangible assets	11 138	12 418

Investments and long-term financial assets	836	1 762
Total capital assets	13 562	16 035

Inventories	8 429	8 987

Short-term assets	7 993	8 125

Short-term financial assets	6 342	5 530
Total short-term assets	22 764	22 642

TOTAL ASSETS	36 326	38 677

Shareholders' equity	15 164	16 365

Provisions for pensions and other postretirement benefits	-	6 076

Provisions for post-employment benefits*	7 885	-

Provisions for deferred taxes	1 077	1 859

Other provisions	2 381	3 271
Total provisions	11 343	11 206

Long-term loans	1 246	1 777

Other long-term liabilities, including minority interest	611	635
Total long-term liabilities	1 857	2 412

Short-term loans	372	632

Other short-term liabilities	7 590	8 062
Total short-term liabilities	7 962	8 694

TOTAL EQUITY, PROVISIONS AND LIABILITIES	36 326	38 677

Changes in Shareholders' equity:
Opening balance January 1	16 365	16 224
Implementation of RR29/IAS19	-1 447	-
Cash dividend	-911	-683
Net profit	2 039	2 466
Translation adjustments	-882	-1 642
Closing balance	15 164	16 365

*) The balance sheet line "Provisions for post-employment benefits" complies with RR29 "Employee benefits". For further details, see SKF First Quarter Report 2003.

**) Reclassifications were made to December 2002 balance sheet to present the Group's deferred tax assets and liabilities as long term, being netted only on a long term basis. This reclassification resulted in a decrease in total assets of 306.

Enclosure 3

CONSOLIDATED STATEMENTS OF CASH FLOW (MSEK)
	Oct-Dec 2003	Oct-Dec 2002	Jan-Dec 2003	Jan-Dec 2002

Profit before taxes	479	979	2 793	3 542

Depreciation amortization and impairment	619	571	1 792	1 859

Net gain on sales of tangible assets and businesses	46	8	-74	-80

Profit from associated companies	-5	-10	-19	-32

Taxes	-113	-372	-930	-867

Changes in working capital	315	-112	-232	-82

Cash flow from operations	1 341	1 064	3 330	4 340

Investments in tangible assets and businesses	-532	-544	-1 502	-2 024

Sales of tangible assets and businesses	3	39	523	328
Cash flow after investments before financing	812	559	2 351	2 644

Change in loans	-13	-153	-492	-802

Change in pensions and other postretirement benefits	-	-285	-	-539

Change in post-employment benefits	-2	-	74	-

Change in long-term financial assets	3	-66	-15	-167

Cash dividends, AB SKF shareholders	-	-	-911	-683

Cash effect on short-term financial assets	800	55	1 007	453

Change in short-term financial assets
October 1 / January 1	5 590	5 572	5 530	5 387
Cash effect	800	55	1 007	453
Exchange rate effect	-48	-97	-195	-310
December 31	6 342	5 530	6 342	5 530

Change in net interest-bearing liabilities
	Opening balance	Exchange rate effect	Change in items	Acquired and sold businesses	Closing balance
Loans, long- and short-term	2 409	-301	-492	2	1 618
Post-employment benefits	8 220	-409	74	-	7 885
Financial assets, long-term	-509	51	-15	1	-472
short-term	-5 530	195	-1 007	-	-6 342
Net interest-bearing liabilities	4 590	-464	-1 440	3	2 689

Enclosure 4

CONSOLIDATED FINANCIAL INFORMATION - QUARTERLY COMPARISONS (GROUP)

(MSEK unless otherwise stated)
	Full year					Full year					Full year
	2001	1/02	2/02	3/02	4/02	2002	1/03	2/03	3/03	4/03	2003

Net sales	43 370	10 665	11 053	10 047	10 665	42 430	10 541	10 532	10 059	10 245	41 377
Cost of goods sold	-33 105	-8 155	-8 359	-7 439	-7 891	-31 844	-8 023	-8 149	-7 821	-8 029	-32 022
Gross profit	10 265	2 510	2 694	2 608	2 774	10 586	2 518	2 383	2 238	2 216	9 355

Gross margin, %	23.7	23.5	24.4	26.0	26.0	24.9	23.9	22.6	22.2	21.6	22.6

Selling & admin. expenses	-6 747	-1 642	-1 642	-1 620	-1 732	-6 636	-1 619	-1 543	-1 376	-1 637	-6 175
Other operating income/ /expenses - net	104	34	-11	-52	69	40	40	100	-25	-15	100
Result of associated companies	12	1	7	14	10	32	5	5	4	5	19
Operating profit	3 634	903	1 048	950	1 121	4 022	944	945	841	569	3 299

Operating margin, %	8.4	8.5	9.5	9.5	10.5	9.5	9.0	9.0	8.4	5.6	8.0

Financial income & expenses - net	-514	-142	-123	-73	-142	-480	-142	-130	-144	-90	-506
Profit before taxes	3 120	761	925	877	979	3 542	802	815	697	479	2 793

Profit margin before taxes, %	7.2	7.1	8.4	8.7	9.2	8.3	7.6	7.7	6.9	4.7	6.8

Taxes	-909	-231	-284	-288	-252	-1 055	-225	-228	-183	-62	-698
Profit after taxes	2 211	530	641	589	727	2 487	577	587	514	417	2 095

Minority interest	-44	-1	-5	-7	-8	-21	-15	-18	-11	-12	-56

Net profit	2 167	529	636	582	719	2 466	562	569	503	405	2 039

Earnings per share after tax, SEK	19.04	4.64	5.58	5.11	6.34	21.67	4.94	4.99	4.42	3.56	17.91

Return on capital employed for the 12-month period, %	14.9	14.8	15.3	16.0	17.1	17.1	17.4	17.0	16.5	14.2	14.2

Equity/assets ratio, %	41.1	41.2	40.0	41.9	43.4	43.4	41.2	40.9	42.3	43.1	43.1

Net worth per share, SEK	143	140	133	141	144	144	135	130	130	133	133

Additions to tangible assets	1 403	289	322	360	471	1 442	304	250	305	520	1 379

Registered number of employees	38 091	38 205	39 926	39 796	39 739	39 739	39 645	38 821	38 805	38 700	38 700

Enclosure 5

CONSOLIDATED FINANCIAL INFORMATION - QUARTERLY COMPARISONS (DIVISIONS/SEGMENTS)*

(MSEK unless otherwise stated)
	Full year					Full year					Full year
	2001	1/02	2/02	3/02	4/02	2002	1/03	2/03	3/03	4/03	2003
Industrial Division
External Sales	9 966	2 493	2 513	2 339	2 397	9 742	2 536	2 519	2 323	2 336	9 714
Total sales	15 979	3 950	4 040	3 708	3 952	15 650	3 890	3 934	3 670	3 849	15 343
Operating result	1 665	376	432	360	457	1 625	370	352	339	373	1 434
Operating margin	10.4%	9.5%	10.7%	9.7%	11.6%	10.4%	9.5%	8.9%	9.2%	9.7%	9.3%
Operating assets and liabilities, net	6 742	6 902	6 536	6 370	6 310	6 310	6 515	6 413	5 973	5 721	5 721
Registered number of employees	10 525	10 753	10 647	10 644	10 639	10 639	10 661	10 720	10 679	10 607	10 607

Automotive Division
External Sales	13 436	3 457	3 604	3 194	3 228	13 483	3 441	3 415	3 142	3 110	13 108
Total sales	15 018	3 831	3 979	3 553	3 567	14 930	3 812	3 780	3 492	3 451	14 535
Operating result	407	123	197	110	93	523	174	178	79	3	434
Operating margin	2.7%	3.2%	5.0%	3.1%	2.6%	3.5%	4.6%	4.7%	2.3%	0.1%	3.0%
Operating assets and liabilities, net	7 328	7 439	6 886	6 690	6 408	6 408	6 492	6 252	5 945	5 728	5 728
Registered number of employees	9 994	9 993	10 012	9 995	9 943	9 943	9 912	9 551	9 548	9 410	9 410

Electrical Division
External Sales	1 948	493	504	459	479	1 935	502	459	450	445	1 856
Total sales	6 997	1 675	1 771	1 569	1 693	6 708	1 690	1 621	1 560	1 615	6 486
Operating result	303	73	109	96	141	419	80	83	98	-46	215
Operating margin	4.3%	4.4%	6.2%	6.1%	8.3%	6.2%	4.7%	5.1%	6.3%	-2.8%	3.3%
Operating assets and liabilities, net	3 329	2 970	2 828	2 820	2 793	2 793	2 810	2 706	2 627	2 477	2 477
Registered number of employees	6 647	6 606	8 129	8 091	8 078	8 078	8 064	7 562	7 541	7 615	7 615

Service Division
External Sales	13 971	3 176	3 462	3 219	3 644	13 501	3 083	3 193	3 327	3 508	13 111
Total sales	15 554	3 539	3 858	3 582	4 061	15 040	3 493	3 575	3 687	3 888	14 643
Operating result	1 298	275	361	356	426	1 418	294	325	370	431	1 420
Operating margin	8.3%	7.8%	9.4%	9.9%	10.5%	9.4%	8.4%	9.1%	10.0%	11.1%	9.7%
Operating assets and liabilities, net	2 812	3 090	2 928	2 839	2 759	2 759	2 830	2 867	2 694	2 655	2 655
Registered number of employees	4 280	4 350	4 461	4 469	4 531	4 531	4 558	4 598	4 638	4 689	4 689

Aero and Steel Division
External Sales	3 983	1 042	962	831	906	3 741	971	937	806	837	3 551
Total sales	6 629	1 732	1 628	1 403	1 558	6 321	1 681	1 561	1 339	1 435	6 016
Operating result	206	60	63	30	60	213	47	25	-5	-234	-167
Operating margin	3.1%	3.5%	3.9%	2.1%	3.9%	3.4%	2.8%	1.6%	-0.4%	-16.3%	-2.8%
Operating assets and liabilities, net	3 715	3 352	3 403	3 421	3 312	3 312	3 159	3 168	3 100	2 832	2 832
Registered number of employees	5 264	5 153	5 343	5 202	5 162	5 162	5 110	5 058	5 002	4 978	4 978

* As of January 1, 2003, SKF implemented the Swedish accounting principle RR 25 "Segment Reporting". SKF's primary format is business segments which SKF considers agree to the SKF operational divison structure.

Previously published amounts have been restated to conform to the current Group structure of 2003.

Operating external assets and external liabilities are the items that have been allocated to the Divisions/Segments. Tax and interest-bearing items have been excluded.

    Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SKF (Registrant)
February 10, 2004 (Date)	/s/ LARS G MALMER Lars G Malmer Sr. Vice President, Group Communication